UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 6, 2021

Commission File Number 001-14846

            AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
        South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

Enclosure: Press release ANGLOGOLD ASHANTI SHORT FORM ANNOUNCEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2021

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or “AGA” or the “Company”)

Report
for the six months ended 30 June 2021
Johannesburg, 6 August 2021 - AngloGold Ashanti is pleased to provide its financial and operational update for the six-month period ended 30 June 2021.

First-half 2021 Highlights
•Production of 1.2Moz in H1 2021 – with solid contributions from Sunrise Dam, Kibali, Iduapriem, Cerro Vanguardia, Geita and Tropicana
•All-in sustaining costs (AISC) increased by 33% year-on-year from $1,002/oz in H1 2020 to $1,333/oz in H1 2021
•AISC impacted by higher cash costs including stockpile movements, tailings compliance programme, planned reinvestment, COVID-19 impacts, and lower gold sold
•Adjusted EBITDA of $876m in H1 2021; Adjusted EBITDA margin of 46% in H1 2021
•Basic earnings of $362m, or 86 US cents per share in H1 2021, compared to $382m, or 91 US cents per share, in H1 2020
•Headline earnings of $363m, or 87 US cents per share, in H1 2021 compared to $404m, or 97 US cents per share, in H1 2020
•Adjusted net debt down by 41% year-on-year to $850m in H1 2021 from $1,431m in H1 2020
•Adjusted net debt to Adjusted EBITDA ratio improved to 0.37 times at 30 June 2021 from 0.73 times at 30 June 2020
•Interim dividend of 6 US cents per share declared for 2021
•Third-party review underway of Obuasi mining and ground support plans following 18 May 2021 fatal incident; Project work continues
•Guidance revised for 2021 – no further production from Obuasi factored in for 2021

Second-quarter 2021 Highlights
•Free cash inflow of $67m in Q2 2021, compared to outflow of $92m in Q1 2021
•Production of 613,000oz in Q2 2021, up 4% quarter-on-quarter from 588,000oz in Q1 2021
•AISC up 7% quarter-on-quarter to $1,380/oz in Q2 2021, from $1,287/oz in Q1 2021, reflects higher sustaining capital expenditures, COVID-19 impacts and suspension of mining activities at Obuasi
•Net cash inflow from operating activities increased 113% quarter-on-quarter to $318m in Q2 2021, from $149m in Q1 2021
•All-injury frequency rate (AIFR) improved by 33% quarter-on-quarter to 1.76 injuries per million hours worked in Q2 2021 from 2.64 injuries per million hours worked in Q1 2021; regrettably one fatality occurred during Q2 2021

		Six months	Six months		Year
		ended	ended		ended
		Jun	Jun		Dec
		2021	2020	% Variance	2020
		US Dollar / Imperial
Operating review
Gold
Produced	- oz (000)	1,200	1,323	(9)	2,806
Sold	- oz (000)	1,214	1,364	(11)	2,834

Financial review
Price received per ounce	- $/oz	1,801	1,652	9	1,778
Total cash costs per ounce	- $/oz	1,003	770	30	790
All-in sustaining costs per ounce	- $/oz	1,333	1,002	33	1,037
All-in costs per ounce	- $/oz	1,521	1,158	31	1,185

Gold income	- $m	1,911	1,917	—	4,322
Cost of sales	- $m	1,400	1,290	9	2,699
Total cash costs	- $m	1,163	946	23	2,074
Gross profit	- $m	565	658	(14)	1,709

Profit attributable to equity shareholders	- $m	362	382	(5)	946
	- US cents/share	86	91	(5)	225
Headline earnings	- $m	363	404	(10)	1,000
	- US cents/share	87	97	(10)	238
Profit before taxation	- $m	507	597	(15)	1,589
Adjusted EBITDA	- $m	876	1,035	(15)	2,470
Net cash inflow from operating activities	- $m	467	552	(15)	1,545
Free cash (outflow) inflow	- $m	(25)	177	(114)	743
Total borrowings	- $m	2,105	2,885	(27)	2,084
Adjusted net debt	- $m	850	1,431	(41)	597
Capital expenditure (including equity-accounted joint ventures)	- $m	461	346	33	757

$ represents US Dollar, unless otherwise stated.		Rounding of figures may result in computational discrepancies.
The information on this page and in the Financial and Operating Report related to the six-month period ended 30 June 2020 and the year ended 31 December 2020 are based on the continuing operations of the AngloGold Ashanti group, unless otherwise indicated. The South African producing assets and related liabilities, which were sold on 30 September 2020, are recorded as discontinued operations.

Dividends

The directors of AngloGold Ashanti Limited (Registration Number 1944/017354/06) declared Dividend No.123 for the six months ended 30 June 2021 as detailed below. In terms of the withholding tax on dividends which became effective on 1 April 2012, the following additional information is disclosed:

Dividends have been declared out of total reserves
Gross dividend declared per ordinary share in South African cents	87.00
Dividends tax rate applicable to shareholders liable to pay the dividend tax	20%
Net dividend in South African cents (where dividend tax at 20% is payable on payment date)	69.60
The issued ordinary share capital of AngloGold Ashanti at date of declaration is	417,350,392
AngloGold Ashanti's tax reference number	9640006608

In compliance with the requirements of Strate, given the Company's primary listing on the JSE, the salient dates for payment of the dividend are as follows:

To holders of ordinary shares

2021
Declaration date	Friday, 6 August
Currency conversion date for Australian dollars and Ghanaian cedis	Monday, 23 August
Last date to trade ordinary shares cum dividend	Tuesday, 24 August
Last date to register transfer of certificated securities cum dividend	Wednesday, 25 August
Ordinary shares trade ex-dividend	Wednesday, 25 August
Record date	Friday, 27 August
Payment date	Friday, 10 September

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.

To comply, with further requirements of Strate, share certificates may not be dematerialised or rematerialised between Wednesday, 25 August 2021 and Friday, 27 August 2021, both days inclusive. No transfers between South African, Australian and Ghana share registers will be permitted between Monday, 23 August 2021 and Friday, 27 August 2021, both days inclusive.

To holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.

2021
Last date to trade ordinary shares cum dividend	Wednesday, 25 August
Last date to register transfer of certificated securities cum dividend	Wednesday, 25 August
Ordinary shares trade ex-dividend	Thursday, 26 August
Record date	Friday, 27 August
Payment date	Friday, 10 September

To holders of American Depositary Shares (ADS)
Each American Depositary Share represents one ordinary share.

2021
Ex dividend on New York Stock Exchange	Thursday, 26 August
Record date	Friday, 27 August
Approximate date of currency conversion	Friday, 10 September
Approximate payment date of dividend	Monday, 20 September

Assuming an exchange rate of R14.50/$, the gross dividend payable per ADS, which is subject to a 20% South African withholding tax, is equivalent to c.6 US cents. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.

2021
Last date to trade and to register GhDSs cum dividend	Wednesday, 25 August
GhDSs trade ex-dividend	Wednesday, 25 August
Record date	Friday, 27 August
Approximate payment date of dividend	Friday, 10 September

Assuming an exchange rate of R1/¢0.4000, the gross dividend payable per share, which is subject to a 20% South African withholding tax, is equivalent to c.0.3480 Ghanaian cedis. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

AngloGold Ashanti delivered first-half headline earnings of $363m amid a challenging first half of the year, with performance affected by the ongoing COVID-19 pandemic, increased costs, lower realised grades across certain operations and the voluntary suspension of underground mining activities at the Obuasi Mine following a fatal accident on 18 May 2021.

Headline earnings of $363m, or 87 US cents per share, in the first six months of 2021, compared to $404m, or 97 US cents per share, in the first half of 2020. Adjusted net debt declined by 41% year-on-year to $850m at 30 June 2021, from $1.431bn at 30 June 2020. The Company has declared a dividend of 87 ZAR cents per share (approximately 6 US cents per share) for the six months ended 30 June 2021.

Production for the first six months of 2021 was 1.200Moz at a total cash cost of $1,003/oz, compared to 1.323Moz at $770/oz from continuing operations for the first six months of 2020. All-in sustaining costs (AISC) were $1,333/oz for the first six months of 2021, compared to $1,002/oz from continuing operations for the corresponding period last year, mainly reflecting higher cash costs, higher sustaining capital expenditure in line with the tailings compliance programme and the planned reinvestment objectives in the portfolio, COVID-19 impacts, stockpile movements and lower gold sold. Production for the half year was impacted by an estimated 42,000oz due to COVID-19.

“AngloGold Ashanti remains focused on its strategy to create long-term value, whilst maintaining a strong balance sheet and mitigating any financial or operating risks to the business.,” Interim Chief Executive Officer, Christine Ramon, said. “Our reinvestment projects remain on track to improve operating flexibility and access to higher grades. We are also pursuing operating and capital efficiencies over the remainder of the year.”

AngloGold Ashanti’s strategy of improving operating flexibility through investment in Ore Reserve development and Ore Reserve expansion at sites with high geological potential remains a key priority and is reflected by the 33% year-on-year increase in total capital expenditure to $461m (including equity accounted joint ventures) in the first half of 2021, compared to $346m from continuing operations in the first half of 2020.

This year and next remain transitional ones for the Company, with the higher volumes of waste stripping and underground development accompanied by lower grades and the movements of stockpiles. The Company expects the mining of lower grades and stockpile utilisation to be transitory in nature as the reinvestment programme provides improved flexibility and access to higher-grades, and as vaccination drives progress across our jurisdictions most affected by COVID-19. Notwithstanding significant pressure on costs related to the tailing storage facilities (TSF) transition in Brazil, this investment is also transitory given the upcoming legal deadline.

Mining activities at Obuasi will remain suspended pending the conclusion of a third-party review of the mining and ground management plans.

On 1 September 2021, Mr. Alberto Calderon will assume the role of Chief Executive Officer of the Company and Ms. Christine Ramon will return to her role as the Company’s Chief Financial Officer.

FINANCIAL PERFORMANCE

For the first half of 2021, the Company recorded a free cash outflow of $25m, compared to an inflow of $177m (which included cash flow from the discontinued South African assets of $35m) in the same period last year. Free cash flow was impacted by lower gold sold, higher costs, and higher taxes paid.

At the end of June 2021, the Company’s attributable share of the outstanding cash balances awaiting repatriation from the Democratic Republic of Congo (DRC) was $485m.

Free cash flow was further impacted by continued lock-ups of value added tax (VAT) at Geita and Kibali and export duties at Cerro Vanguardia. In Tanzania, the Company calculates that net overdue recoverable VAT input credit refunds owed to it by the Tanzanian government increased by $5m during the first half of 2021 to $144m at 30 June 2021 from $139m at 31 December 2020 despite off-setting $22m against corporate tax payments in June 2021. In the DRC, the Company calculates that its attributable share of the net recoverable VAT balance owed to it by the DRC government increased by $5m during the first half of 2021 to $74m at 30 June 2021 from $69m at 31 December 2020.

Adjusted earnings before interest, tax, depreciation, and amortisation (Adjusted EBITDA) decreased by 15% to $876m in the first half of 2021, from $1,035m in the first half of 2020. Basic earnings (profit attributable to equity shareholders) for the six-month period ended 30 June 2021 were $362m, or 86 US cents per share, compared to $382m, or 91 US cents per share, in the first half of 2020.

SECOND-QUARTER PERFORMANCE

Production for the second quarter of 2021 was 613,000oz at a total cash cost of $1,006/oz, compared to 693,000oz at a total cash cost of $767/oz from continuing operations for the second quarter of 2020. AISC was $1,380/oz for the second quarter of 2021, compared to $985/oz from continuing operations for the second quarter of 2020.The Company generated $67m in free cash flow during the second quarter of 2021 compared to an outflow of $92m in the first quarter of 2021.

BALANCE SHEET

The balance sheet remains in a solid position, with debt falling and ample liquidity of approximately $2.5bn. The ratio of Adjusted net debt to Adjusted EBITDA improved to 0.37 times at 30 June 2021 from 0.73 times at 30 June 2020. The Company remains committed to maintaining a flexible balance sheet with an Adjusted net debt to Adjusted EBITDA target ratio not exceeding 1.0 times through the cycle.

SAFETY PERFORMANCE

It is with great sadness that we report two fatalities in the first half of 2021. In February 2021, an employee at the Serra Grande mine in Brazil was fatally injured in a fall-of-ground related incident during blasting preparation activities and in May 2021 an employee at the Obuasi mine in Ghana was fatally injured in an underground sill pillar failure incident. AngloGold Ashanti remains strongly committed to improving safety across its global portfolio and is focused on the execution of its safe production strategy.

REVISED GUIDANCE (*)

Group annual guidance for 2021 has been revised as follows: 2.45Moz to 2.60Moz of production at a total cash cost of $890/oz to $950/oz, AISC of $1,240/oz to $1,340/oz and capital expenditure of $1,030m to $1,190m. Production has been revised to mainly remove the contribution of Obuasi for the second half of 2021.

Economic assumptions for 2021 are as follows: $/A$0.76, BRL5.29/$, AP96.00/$, ZAR14.55/$; and Brent $71/bbl.

(*) Production, cost and capital expenditure forecasts include existing assets as well as the Quebradona and Gramalote projects that remain subject to approval, Mineral Resource conversion and high confidence inventory. Cost and capital forecast ranges are expressed in nominal terms. In addition, production, cost and capital expenditure estimates assume neither operational or labour interruptions (including any further delays in the ramp-up of the Obuasi redevelopment project), or power disruptions, nor further changes to asset portfolio and/or operating mines and have not been reviewed by our external auditors. Other unknown or unpredictable factors could also have material adverse effects on our future results and no assurance can be given that any expectations expressed by AngloGold Ashanti will prove to have been correct. Measures taken at our operations together with our business continuity plans aim to enable our operations to deliver in line with our production targets. We, however, remain mindful that the COVID-19 pandemic, its impacts on communities and economies, and the actions authorities may take in response to it, are largely unpredictable. Actual results could differ from revised guidance and any deviation may be significant. Please refer to the Risk Factors section in AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2020 filed with the United States Securities and Exchange Commission (SEC).

This short form announcement (the “Announcement”) is the responsibility of the board of directors of the Company, who certify that, to the best of their knowledge and belief, there are no facts that have been omitted which would make the information false, misleading or inaccurate, and that all reasonable enquiries to ascertain such facts have been made.

The details contained in this Announcement are only a summary of the information in the full announcement containing the detailed unaudited quarterly results and therefore do not contain full details of the Company’s financial position and results of operations or other relevant information about the business for the period under review. Investors and/or shareholders are therefore directed to the full announcement available for viewing via the JSE SENS link, provided below, and available on the Company’s website at www.anglogoldashanti.com. The full announcement may be requested by emailing CompanySecretary@Anglogoldashanti.com or by phoning Fundisa Mgidi on +27 11 637 6763.

The JSE link is as follows:
https://senspdf.jse.co.za/documents/2021/jse/isse/anano/HYJun21.pdf

Johannesburg, South Africa
6 August 2021

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media
Chris Nthite +27 11 637 6388 / +27 83 301 2481                 cnthite@anglogoldashanti.com
General inquiries                             media@anglogoldashanti.com

Investors
Sabrina Brockman +1 646 880 4526 / +1 646 379 2555             sbrockman@anglogoldashanti.com
Yatish Chowthee: +27 11 637 6273 / +27 78 364 2080            yrchowthee@anglogoldashanti.com
Fundisa Mgidi +27 11 637 6763 / +27 82 821 5322             fmgidi@anglogoldashanti.com

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2020, filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures

This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Website: www.anglogoldashanti.com

June 2021 Published : 6 August 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: August 6, 2021    By: /s/ L MARWICK_

Name: L Marwick
Title: Executive Vice President – General Counsel, Compliance